SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549



                                    FORM 8-A/A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           FIRST VIRGINIA BANKS, INC.
              (Exact Name of Registrant as Specified in Its Charter)


              Virginia                                  54-0497561
         (State of Incorporation                    (I.R.S. Employer
         or Organization)                           Identification No.)

                   One First Virginia Plaza
                   6400 Arlington Boulevard
                   Falls Church, Virginia                 22042-2336
         (Address of Principal Executive Offices)         (Zip Code)

         Securities to be registered pursuant to Section 12(b) of the Act:

         Title of Each Class                Name of Each Exchange on Which
         to be so Registered                Each Class is to be Registered

         Preferred Stock Purchase Rights    New York Stock Exchange, Inc.




         Securities to be registered pursuant to Section 12(g) of the Act:

                                        None
                                  (Title of Class)







                  INFORMATION REQUIRED IN REGISTRATION STATEMENT

         Introductory Statement

                   On August 27, 1997, the Registrant entered into Amendment No. 1 to Rights Agreement (the "Amendment") with Registrar and Transfer Company, successor to American Security Bank, N.A. as Rights Agent, amending the Rights Agreement, dated as of July 29, 1988 (the "Rights Agreement"), between the Registrant and the Rights Agent. Pursuant to the Amendment, the Registrant has restated the Rights Agreement as the Amended and Restated Rights Agreement, filed as Exhibit 1 hereto, to reflect the amendments contained therein. The Registrant hereby amends Items 1 and 2 of the Registrant's Form 8-A dated August 1, 1988 to read in their entirety as follows:

         Item 1.   Description of Securities to be Registered.

                   On July 27, 1988, the Board of Directors of First Virginia Banks, Inc. (the "Company") declared a dividend dis-tribution of one Right for each outstanding share of common stock, $1.00 par value (the "Common Stock"), of the Company to stockholders of record at the close of business on August 8, 1988 (the "Record Date"). Except as set forth below, each Right, when exercisable, entitles the registered holder to pur-chase from the Company one one-hundredth share of a new series of preferred stock, designated as Series E Participating Pre-ferred Stock, par value $10.00 per share (the "Preferred Stock"), at a price of $450 (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in an Amended and Restated Rights Agreement (the "Amended Rights Agreement") between the Company and Registrar and Transfer Company, as Rights Agent.

                   Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights certificates will be distributed. Until the earlier to occur of (i) the tenth day after a public announcement that, without the prior consent of the Company, a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of securities having 20% or more of the voting power of all outstanding voting securities of the Company or (ii) ten business days (or such later date as may be determined by the Board of Directors prior to a person becoming an Acquiring Person) following the commencement of (or a public announcement of an intention to make) a tender offer or exchange offer which would result in any person or group and related persons becoming an Acquiring Person, without the prior consent of the Company (the earlier of such dates being called


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         the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate together with the Summary of Rights. The Amended Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with, and only with, Common Stock certificates. From as soon as practicable after the Record Date and until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuance of the Common Stock will contain a notation incorporating the Amended Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Stock outstanding as of the Record Date (with or without this Summary of Rights attached) will also constitute the transfer of the Rights associated with the Common Stock represented by such certifi-cate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certifi-cates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and the separate Rights Certificates alone will evidence the Rights.

                   The Rights are not exercisable until the Distribution Date. The Rights will expire on the earliest of (i) August 8, 2008, (ii) consummation of a merger transaction with a person or group who acquired Common Stock pursuant to a Permitted Offer (as defined below), and is offering in the merger the same price per share and form of consideration paid in the Per-mitted Offer, or (iii) redemption by the Company as described below.

                   The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock divi-dend on, or a subdivision, combination or reclassification of the Preferred Stock, (ii) upon the grant to holders of the Pre-ferred Stock of certain rights or warrants to subscribe for Preferred Stock, certain convertible securities or securities having the same or more favorable rights, privileges and pref-erences as the Preferred Stock at less than the current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends out of earn-ings or retained earnings) or of subscription rights or war-rants (other than those referred to above).

                   The number of outstanding Rights associated with each share of Common Stock then outstanding, or issued or delivered


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         thereafter but prior to the Distribution Date, is also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

                   In the event that a person becomes the beneficial owner of securities having 20% or more of the voting power of all then outstanding voting securities of the Company (unless pursuant to a tender offer or exchange offer for all outstand-ing shares of Common Stock at a price and on terms determined by at least a majority of the members of the Board of Directors who are not officers of the Company to be both adequate and otherwise in the best interests of the Company and its stock-holders (a "Permitted Offer")), proper provision shall be made so that each holder of a Right (other than an Acquiring Person) will for a 60-day period thereafter have the right to receive upon exercise that number of one one-hundredths of a share of Preferred Stock equal to the number of shares of Common Stock having a market value (immediately prior to the triggering of the Right) of two times the exercise price of the Right, to the extent available, and then (after all authorized and unreserved shares of Preferred Stock have been issued) an equal number of an equivalent security (such as another equity security with at least the same economic value as one one-hundredth of a share of Preferred Stock) (such right being called the "Flip-In Right"). In addition, the Company shall be entitled (but not required) to deliver, upon exercise of the Flip-In Right, in lieu of one one-hundredths of a share of Preferred Stock, an equal number of shares of Common Stock, to the extent they are available.

                   In the event that, after the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such, the Company is involved in a merger or other business combination transaction in which the Common Stock is exchanged or changed, or 50% or more of the Company's assets or earning power are sold (in one transaction or a series of transactions), proper provision shall be made so that each holder of a Right (other than the Acquiring Person) shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company (or, in the event there is more than one acquiring company, the acquiring company receiving the greatest portion of the assets or earning power transferred) which at the time of such trans-action would have a market value (immediately prior to the triggering of the Right) of two times the exercise price of the Right (such right being called the "Flip-Over Right"). For









         example, at an exercise price of $450 per Right, each Right not owned by an Acquiring Person following an event set forth in this paragraph would entitle its holder to purchase common stock of the acquiring company with a market value immediately prior to the triggering of the Right of $900 (or, in the event there is more than one acquiring company, the acquiring company receiving the greatest portion of the assets or earning power transferred) for $450.

                   At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-hundredth of a share of Preferred Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after July 29, 1988.

                   The holder of a Right will continue to have the Flip-Over Right whether or not such holder exercises the Flip-In Right. Upon the occurrence of any of the events giving rise to the exercisability of the Flip-Over Right or the Flip-In Right, any Rights that are or were at any time owned by an Acquiring Person engaging in any of such transactions or receiving the benefits thereof on or after the time the Acquir-ing Person becomes such shall become void insofar as they relate to the Flip-Over Right or the Flip-In Right.

                   With certain exceptions, no adjustments in the Pur-chase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractions of shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

                   At any time prior to the earlier to occur of (i) a person becoming an Acquiring Person or (ii) the expiration of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"), which redemption shall be effective upon the action of the Board of Directors. Additionally, the Company may thereafter redeem the then outstanding Rights in whole, but not in part, at the Redemption Price provided that such redemption is inci-dental to a merger or other business combination transaction or series of transactions involving the Company but not involving









         an Acquiring Person or any person who was an Acquiring Person or following an event giving rise to, and the expiration of the exercise period for, the Flip-In Right if and for as long as an Acquiring Person beneficially owns securities representing less than 20% of the voting power of the Company's voting securities. The redemption of Rights described in the preceding sentence shall be effective only as of such time when the Flip-In Right is not exercisable, and in any event, only after 10 business days prior notice. Upon the effective date of the redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

                   The Preferred Stock purchasable upon exercise of the Rights will be nonredeemable. Each share of Preferred Stock will have a preferential quarterly dividend in an amount equal to 100 times the dividend declared on each share of Common Stock, but in no event less than $1.00. In the event of liqui-dation, the holders of Preferred Stock will receive a preferred liquidation payment per 1/100 share thereof equal to the greater of the issuance price thereof or the payment made per each share of Common Stock.

                   Each share of Preferred Stock will have 1 vote, voting together with the shares of Common Stock.

                   In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Preferred Stock will be entitled to receive 100 times the amount and type of consideration received per share of Com-mon Stock. The rights of the Preferred Stock as to dividends, liquidation and voting, and in the event of mergers and con-solidations, are protected by customary anti-dilution provi-sions. Fractional shares of Preferred Stock will be issuable; however, the Company may elect to distribute depositary receipts in lieu of such fractional shares. In lieu of frac-tional shares other than fractions that are multiples of one one-hundredth of a share, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

                   Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income should the Rights become exercisable or upon the occurrence of certain events thereafter.










                   The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above to not less than the greater of (i) the sum of .001% and the largest percentage of the outstanding shares of Common Stock then known to the Company to be ben-eficially owned by any person or group of affiliated or asso-ciated persons and (ii) 10%, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

                   As of August 31, 1997 there were 51,788,223 shares of Common Stock outstanding (split adjusted). Each outstanding share of Common Stock on such date had 4/9ths of a Right attached thereto, as adjusted to reflect two 3-for-2 stock splits with respect to the Common Stock since the Record Date. As long as the Rights are attached to the shares of Common Stock, the Company will issue 4/9ths of a Right, as adjusted, with each new share of Common Stock so that all such shares will have attached rights. 300,000 shares of Preferred Stock have been reserved for issuance upon exercise of the Rights.

                   The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company (other than pursuant to a Permitted Offer or with the Company's prior approval) without conditioning the offer on the Rights being redeemed or substan-tially all of the Rights being acquired. However, the Rights should not interfere with any merger or other business combina-tion approved by the Company with a person other than an Acquiring Person because the Rights are redeemable under those circumstances.

                   Attached hereto as Exhibit 1 and incorporated herein by reference are a copy of the Amended Rights Agreement between the Company and Registrar and Transfer Company, as Rights Agent, specifying the terms of the Rights, and the exhibits thereto, as follows: Exhibit A -- Certificate of Designation, Preferences and Rights of Series E Participating Preferred Stock; Exhibit B -- Form of Rights Certificate; and Exhibit C -
         - Summary of Rights to Purchase Preferred Stock. The foregoing description of the Rights is qualified by reference to the Amended Rights Agreement.

         Item 2.   Exhibits.

                   1 Amended and Restated Rights Agreement, dated as of July 29, 1988, as amended August 27, 1997, between First Virginia Banks, Inc. and Registrar









                        and Transfer Company, as Rights Agent, which includes, as Exhibit A thereto, Certificate of Designation, Preferences and Rights of Series E Participating Preferred Stock, as Exhibit B thereto, Form of Rights Certificate and as Exhibit C thereto, Summary of Rights to Purchase Preferred Stock. Pursuant to the Amended and Restated Rights Agreement, Rights Certificates will not be mailed until after a Stock Acquisition Date (as defined in the Amended and Restated Rights Agreement) or ten days after a person commences or announces its intention to commence an offer if, upon consummation thereof, such person would become an Acquiring Person (as defined in the Amended and Rights Agreement).





































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                                    SIGNATURE

                   Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                  FIRST VIRGINIA BANKS, INC.



                                  By  /s/ Thomas P. Jennings
                                      Thomas P. Jennings
                                      Vice President, General Counsel
                                        and Secretary




         Date:  September 29, 1997







































                                  EXHIBIT INDEX



         Exhibit   Description                                   Page

            1 Amended and Restated Rights Agreement, dated as of July 29, 1988, as amended August 27, 1997, between First Virginia Banks, Inc. and Registrar and Transfer Company, as Rights Agent, which includes, as Exhibit A thereto, Certificate of Designation, Preferences and Rights of Series E Participating Preferred Stock, as Exhibit B thereto, Form of Rights Certificate, and, as Exhibit C thereto, Summary of Rights. Pursuant to the Amended and Restated Rights Agreement, Rights Certificates will not be mailed until after a Stock Acquisition Date (as defined in the Amended and Restated Rights Agreement) or 10 days after a person announces or commences its intention to commence an offer if, upon consummation thereof, such person would become an Acquiring Person (as defined in the Amended and Restated Rights Agreement).



























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